Exhibit 99.1

VERSES® Genius™ Outperforms DeepSeek R1 Model in Code-Breaking “Mastermind” Challenge

Demonstration of Multi-Step Reasoning by VERSES’ Genius Agent Beats China’s Top AI Model in Accuracy, Speed, and Cost Efficiency

VANCOUVER, British Columbia, Feb. 04, 2025 — VERSES AI Inc. (CBOE:VERS) (OTCQB:VRSSF) (“VERSES’’ or the “Company”), a cognitive computing company specializing in next-generation intelligent agent systems, provides an update to its previously announced “Mastermind” challenge where the Company’s flagship product, Genius outperformed OpenAI’s o1- preview model. In this latest demonstration, VERSES demonstrates Genius, winning the code-breaking game Mastermind in a side-by-side comparison with China’s leading AI model, DeepSeek’s R1, which has been positioned as a disruptive, more cost-efficient large language model (LLM). Genius significantly outperformed DeepSeek’s R1 model while performing two hundred and forty-five (245) times faster and more than seven hundred and seventy-nine (779) times cheaper.

In the challenge, VERSES compared the DeepSeek-R1 model to Genius. Each model attempted to crack the Mastermind code on 100 games within up to ten guesses. Each model was given a hint for each guess and must reason about the missing part of the correct answer, requiring all six code colors to be correct to crack the code. For perspective, you can play the game at mastermindgame.org.

The highlighted results from Verses’ demonstration are below:

Metric	Genius	R1
Success Rate	100%	45%
Total Compute Time (100 Games)	5m 18s (Avg 3.1s per game)	26 hours (Avg 334s per game)
Total Cost for 100 Games	$0.05 (est)	$38.94
Hardware Requirements	Mac M1 Pro	GPU Cloud

$ are USD, (s) are seconds

Performance Highlights:

●	Accuracy and Reliability. Genius solved the code 100% of the time in a consistent number of steps. DeepSeek solved the game only 45% of the time.
●	Speed. Genius consistently solved games in 1.1–4.5 seconds, while DeepSeek’s solve times averaged 934 seconds (approximately 15.5 mins)
●	Efficiency. Genius’ total compute time for 100 games was just over 5 minutes, compared to DeepSeek’s 26 hours.
●	Cost. Genius’ compute cost was estimated at $0.05 USD for all 100 games, compared to DeepSeek’s R1 model at $38.94 USD.

In summary, Genius consistently outperformed DeepSeek’s model two hundred and forty-five (245) times faster and more than seven hundred and seventy-nine (779) times cheaper. A more detailed description and methodology of the test is on the Company’s blog at verses.ai.

“This is a good showcase of Genius’ domain-specific model’s advanced performance in a multi-step reasoning problem,” said Hari Thiruvengada, VERSES Chief Technology Officer. “Mastermind was the perfect choice for this test because it requires multi-step logical reasoning, predictive cause-and-effect understanding, and dynamic adaptation to crack the code. This exercise highlights how Genius excels in step-by-step reasoning by leveraging domain agents using a Bayesian approach and Active Inference.”

“Many AI models struggle to efficiently deliver results and as demonstrated in this challenge, Genius’ ability to perform multi- step reasoning and dynamically adjust to feedback is crucial for enabling agents that are not only more efficient but, more importantly, accurate and reliable enough to operate in dynamic real-world scenarios,” said Gabriel René, Founder and CEO of VERSES. “While this test highlights the competitive advantages of our technology, we believe Genius is also highly complementary to LLMs—enhancing their capabilities by providing the additional ‘brainpower’ needed to make AI agents smarter and more trustworthy within their domains. If DeepSeek’s R1 signals the commoditization phase of LLMs, demonstrating that general-purpose, open-source models can now be made much cheaper, we believe that this latest Mastermind test is the signal that the domain-specific models—uniquely enabled by Genius—are the missing links needed to make AI agents truly reliable. We believe this “last mile” challenge of AI—accuracy— is the key to unlocking adoption across the Fortune 500 market and beyond,” concluded Mr. René.

Mastermind™ is a registered trademark of Pressman Inc.

About VERSES

VERSES is a cognitive computing company building next-generation intelligent software systems modeled after the wisdom and genius of Nature. Designed around first principles found in science, physics and biology, our flagship product, Genius, is a suite of tools for machine learning practitioners to model complex dynamic systems and generate autonomous intelligent agents that continuously reason, plan, and learn. Imagine a Smarter World that elevates human potential through technology inspired by Nature. Learn more at verses.ai, LinkedIn, and X.

On behalf of the Company

Gabriel René, Founder & CEO, VERSES AI Inc.

Press Inquiries: press@verses.ai

Investor Relations Inquiries

U.S., Matthew Selinger, Partner, Integrous Communications, mselinger@integcom.us 415-572-8152

Canada, Leo Karabelas, President, Focus Communications, info@fcir.ca 416-543-3120

Cautionary Note Regarding Forward-Looking Statements

When used in this press release, the words “estimate”, “project”, “belief”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may” or “should” and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information. Although VERSES believes, in light of the experience of their respective officers and directors, current conditions and expected future developments and other factors that have been considered appropriate, that the expectations reflected in the forward-looking statements and information in this press release are reasonable, undue reliance should not be placed on them because the parties can give no assurance that such statements will prove to be correct. The forward-looking statements and information in this press release include, among other things, statements regarding the potential impacts of Deepseek R1 on the AI technology market, the expected future development of Genius and AI technology and potential adoption of AI technology.

There are risks and uncertainties that may cause actual results to differ materially from those contemplated in those forward- looking statements and information. In making the forward-looking statements in this news release, the Company has applied various material assumptions. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. There are a number of important factors that could cause VERSES’ actual results to differ materially from those indicated or implied by forward-looking statements and information. Such factors may include, among other things, that Deepseek R1 will continue to impact the AI technology market; that Genius and AI technology generally will continue to development as currently anticipated by management; and that developments in AI accuracy will increase adoption. The Company undertakes no obligation to comment on analyses, expectations or statements made by third parties in respect of its securities or its financial or operating results (as applicable).

Additionally, forward-looking statements involve a variety of known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance or achievements of the Company to be materially different from any future plans, intentions, activities, results, performance or achievements expressed or implied by such forward-looking statements. Such risks include, without limitation: that Genius may not continue to development as currently anticipated by management; that the market for AI technology may not develop as anticipated; and that developments in AI accuracy may not increase adoption. VERSES cautions that the foregoing list of material factors is not exhaustive. When relying on VERSES’ forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. VERSES has assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of VERSES as of the date of this press release and, accordingly, are subject to change after such date. VERSES does not undertake to update this information at any particular time except as required in accordance with applicable laws.